UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2023

Commission File Number: 333-41544

SATIXFY COMMUNICATIONS LTD.

(Exact name of registrant as specified in its charter)

12 Hamada St., Rehovot 670315

Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

EXPLANATORY NOTE

On January 12, 2023, Satixfy Communications Ltd. (the “Company”) held its special meeting of shareholders (the “Meeting”), as described in the Notice and Proxy Statement which was attached as Exhibit 99.1 to the Company’s report on Form 6-K furnished to the Securities and Exchange Commission on December 6, 2022. At the Meeting, the requisite majority of the Company’s shareholders, in accordance with the Israeli Companies Law, 5759-1999, and the Company’s articles of association, approved all proposals that were presented and voted on.

51,791,332 of the Company’s ordinary shares, representing approximately 66.3% of the issued and outstanding ordinary shares of the Company as of the record date for the Meeting, were present or represented by proxy at the Meeting.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SATIXFY COMMUNICATIONS LTD.

By:	/s/ Oren Harari
	Name:	Oren Harari
	Title:	Interim Chief Financial Officer

Date: January 13, 2023